UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. ___)*

Royal Caribbean Cruises Ltd.
(Name of Issuer)
Common Stock, $0.01 par value per share
(Title of Class of Securities)
V7780T103
(CUSIP Number)
August 25, 2011
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☑ Rule 13d-1(c)

     ☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	V7780T103

1	NAMES OF REPORTING PERSONS Osiris Holdings Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Republic of Liberia

	5	SOLE VOTING POWER

NUMBER OF		9,656,380

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,621,300

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		9,656,380

WITH:	8	SHARED DISPOSITIVE POWER

		1,621,300

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	11,277,680

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	5.2%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	CO

CUSIP No.	V7780T103
Item 1(a) Name of Issuer:
Royal Caribbean Cruises Ltd. (the “Issuer”)
Item 1(b) Address of Issuer’s Principal Executive Offices:
1050 Caribbean Way, Miami, Florida 33132
Item 2(a) Name of Person Filing:
Osiris Holdings Inc.
Item 2(b) Address of Principal Business Office or, if none, Residence:
c/o Bex Property Management S.A.M.
3 ruelle Saint Jean
98000 Monaco
Item 2(c) Citizenship:
Republic of Liberia
Item 2(d) Title of Class of Securities:
Common Stock, par value $0.01 per share (“Common Stock”)
Item 2(e) CUSIP Number:
V7780T103

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
(a)	☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐ An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐ An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐ A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

CUSIP No.	V7780T103
(h)	☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐ A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐ Group, in accordance with §240.13d-1(b)(1)(ii)(J).
Item 4. Ownership
(a)	Amount beneficially owned: The Reporting Person may be deemed to beneficially own 11,277,680 shares of Common Stock.

(b)	Percent of class: 5.2%. The percentage is based on 217,065,395 shares of Common Stock outstanding as of July 18, 2011 as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarter ended June 30, 2011 filed with the Securities and Exchange Commission on August 1, 2011.

(c)	Number of shares as to which the person has:
(i)	Sole power to vote or to direct the vote: 9,656,380.

(ii)	Shared power to vote or to direct the vote: 1,621,300.

(iii)	Sole power to dispose or direct the disposition of: 9,656,380.

(iv)	Shared power to dispose or to direct the disposition of: 1,621,300.
Item 5. Ownership of Five Percent or Less of a Class
Not Applicable.
Item 6. Ownership of More than Five Percent on Behalf of Another Person
Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not Applicable.
Item 8. Identification and Classification of Members of the Group
Not Applicable.
Item 9. Notice of Dissolution of Group
Not Applicable.

CUSIP No.	V7780T103
Item 10. Certification
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No.	V7780T103
SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: August 25, 2011

OSIRIS HOLDINGS INC.
By:	/s/ John Frank Megginson
	Name:	John Frank Megginson
	Title:	President